UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number 001-14928

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 29 April 2020	By / s /Katie Jackson-Turner
Katie Jackson-Turner
Company Secretary

Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc.

	Q120	Q119
Summarised consolidated income statement	£m	£m
Net interest income	775	845
Non-interest income [1]	198	211

Total operating income	973	1,056

Operating expenses before credit impairment losses, provisions and charges	(624)	(631)

Credit impairment losses	(165)	(53)
Provisions for other liabilities and charges	(54)	(91)

Total operating impairment losses, provisions and charges	(219)	(144)

Profit before tax	130	281
Tax on profit	(35)	(76)

Profit after tax for the period	95	205

	31.03.20	31.12.19
Summary of segmental balance sheet assets and liabilities	£bn	£bn
Total customer loans	208.5	205.0
Other assets	78.1	76.7

Total assets	286.6	281.7

Total customer deposits	172.2	171.7
Total wholesale funding	68.1	65.2
Other liabilities	28.7	28.7

Total liabilities	269.0	265.6
Shareholders’ equity	17.4	15.9
Non-controlling interests	0.2	0.2

Total liabilities and equity	286.6	281.7

	31.03.20	31.12.19
Summarised consolidated capital – figures to be updated	£bn	£bn
Total qualifying regulatory capital	15.6	15.8
Risk-weighted assets (RWAs)	73.5	72.6
Total capital ratio	21.2%	21.7%

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Notes

●	Additional information about Banco Santander and Santander UK plc (Santander UK)

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 144 million customers and nearly 200,000 employees at the close of December 2019. In the year ended 31 December 2019, Banco Santander made attributable profit of EUR 6,515 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 March 2020, the bank serves around 14 million active customers with c23,400 employees and operates through 615 branches (which includes 50 university branches). Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK. Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK has preference shares listed on the London Stock Exchange.

None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

Disclaimer

Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK plc and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 237 of the Santander UK plc 2019 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK plc and Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK plc is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK plc’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK plc.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.